082-34635

RETAIL HOLDINGS N.V.

RECEIVED

2007 JUN 13 A 7:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 6, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

07024419

Singer NV
Re: ~~Retail Holdings N.V.~~
Exemption Number 82-5225

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated June 6, 2007, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Company Secretary

Enclosure(s)

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

B

dw 6/14

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated June 6, 2007

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.

1	Letter to Retail Holdings N.V. Shareholders dated June 1, 2007
2	Notice of General Meeting of Shareholders to be held on July 19, 2007, Proxy Statement and Proxy Card.
3	Press Release, dated June 4, 2007.

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-5225

RECEIVED

2007 JUN 13 A 7:04

OFFICE OF INTERNATIONAL ...

FOR IMMEDIATE RELEASE **INFORMATION CONTACT**
June 4, 2007 **Amy Pappas at (914) 241-3404**

RETAIL HOLDINGS N.V. ANNOUNCES DIVIDEND RECORD DATE

June 4, 2007, Curaçao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today that the Company's Annual General Meeting will be held in Curaçao, Netherlands Antilles, on July 19, 2007. Assuming, as expected, that Shareholders at the Meeting accept the recommendation of the Board of Directors to pay a special dividend of $1.00 pr Common Share, representing a repayment from paid-in surplus, the record date for the dividend will be July 19, 2007.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer® world-wide sewing business and trademark; and 3) cash and cash equivalents. The Company has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing machine business and the Singer® trademark in September 2004.

Price quotations for the Company's shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2006, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December

31, 2000, together with the Auditor's Reports thereon; the 2006 Annual Report dated May 2007, and the prior Disclosure Statements and Reports dated April 2006, April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all semi-annual and quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rate, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Amy Pappas at (914) 241-3404.

Exemption Number 82-5225

RETAIL HOLDINGS N.V.

RECEIVED
2007 JUN 13 A 7:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of a General Meeting of Shareholders
To be held on July 19, 2007

To the Shareholders of:

RETAIL HOLDINGS N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the offices of Citco Curaçao at Johan van Walbeeckplem 4, Curaçao, Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on July 19, 2007, for the following purposes:

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2006, as described in the Proxy Statement accompanying this Notice.

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period, and to repay an amount from the account paid-in surplus of $1.00 per Common Share of the Company to Shareholders of record on July 19, 2007.

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2007.

Respectfully,

Stephen H. Goodman, Director

By order of the Board of Directors of Retail Holdings N.V.

June 1, 2007

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

General Meeting of Shareholders of

RETAIL HOLDINGS N.V.
(the "Company")

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on July 19, 2007
at the offices of Citco Curaçao
Johan van Walbeeckplem 4, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed are a copy of the Notice and a form of proxy card ("Proxy") for use at the General Meeting.

One vote may be cast for each Share held. As of the close of business on May 31, 2007, the number of issued and outstanding Shares was 5,161,516. May 31, 2007 will be the record date (the "Record Date") for determining the Shareholders entitled to vote at the General Meeting. All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy Card, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to Shareholders on or about June 8, 2007.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting with respect to matters set forth in the Notice. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, and if all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the Articles of Association of the Company, all general meetings of Shareholders must be held in Curaçao, the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy Card has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective holder of record as of the Record Date is either present in person or represented by proxy.

INSTRUCTIONS FOR SIGNING PROXY CARDS

The following general rules for signing proxy cards may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

1.	Individual Accounts:	Sign your name exactly as it appears in the registration on the proxy card(s).
2.	Joint Accounts:	Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card(s).
3.	All Other Accounts:	The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of registration. For example (see below):

Registration	**Valid Signature**
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company at Schottegatweg Oost 44, Curaçao, Netherlands Antilles, on or before 10:00 a.m. (Netherlands Antilles time) on July 19, 2007, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on July 19, 2007, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2006.

The Company's Annual Report for the fiscal year through December 31, 2006 has been made available to Shareholders by means of publication of such Annual Report on the Corporate/Investor section of the Company's website (www.retailholdings.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated May 15, 2007. Shareholders may also request at no cost a copy of said Annual Report by contacting Amy Pappas at NV Adminservice Corporation, 280 North Bedford Road, Mount Kisco, NY 10549, by e-mail, at apappas@retailholdings.com, or by telephone at (914) 241-3404, or can inspect said Annual Report at the registered address of the Company at Schottegatweg Oost 44, Curaçao, Netherlands Antilles. The audited consolidated financial statements of the Company included in such Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of KPMG LLP. The audited consolidated financial statements of the Company with respect to the fiscal year ending December 31, 2006 have been made available to the Shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

Approval of Proposal One requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal One providing for the approval and adoption of the audited consolidated financial statements for the Company for the fiscal year through December 31, 2006.

PROPOSAL TWO: TO ELECT STEPHEN H. GOODMAN, ANTONIO COSTA, ALEX JOHNSTON, STEWART M. KASEN AND MALCOLM J. MATTHEWS AS DIRECTORS OF THE COMPANY, SUCH DIRECTORS TO SERVE A TERM FOR THE PERIOD FROM THE DATE OF THIS GENERAL MEETING THROUGH THE DATE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO OCCUR AFTER THIS GENERAL MEETING.

The second proposal to be considered at the General Meeting is the election of five Directors, in the place and stead of the Directors who served from the date of their appointment through the date of this General Meeting, to serve in such capacity until the conclusion of the annual General Meeting of Shareholders to occur after this General Meeting. Shareholders may vote "for", "against" or "abstain" from voting for all directors or for any individual director.

Approval of Proposal Two requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Two approving to elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, with those Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

PROPOSAL THREE: TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL ONE AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD, AND TO REPAY AN AMOUNT FROM THE ACCOUNT PAID-IN SURPLUS OF $1.00 PER COMMON SHARE OF THE COMPANY TO SHAREHOLDERS OF RECORD ON JULY 19, 2007.

Reflecting the Company's strategy not to acquire additional businesses, it is desirable that a portion of the funds surplus to the Company's current and foreseeable requirements be distributed to Shareholders as a special distribution of $1.00 per Share.

Approval of Proposal Three requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Three to confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period, and to repay an amount from the account paid-in surplus of $1.00 per common Share of the Company to Shareholders of record on July 19, 2007.

PROPOSAL FOUR TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2007.

The Board of the Company has recommended the appointment of KPMG LLP, who has audited the Company's financial statements for the fiscal year ending December 31, 2006, as the auditors of the Company for the fiscal year ending December 31, 2007.

Approval of Proposal Four requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Four providing for the appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF RETAIL HOLDINGS N.V.

June 1, 2007

If no other indication is made it is the intent of the Undersigned that Proposals 1, 2, 3 and 4 be voted "FOR".

Exemption Number 82-5225

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2006, as described in the Proxy Statement accompanying this Notice:

FOR	AGAINST	ABSTAIN
☐	☐	☐

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting of Shareholders to occur after this General Meeting.

01 Stephen H. Goodman
02 Antonio Costa
03 Alex Johnston
04 Stewart M. Kasen
05 Malcolm J. Matthews

FOR ALL	WITHHELD FOR ALL
☐	☐

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

____

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period, and to repay an amount from the account paid-in surplus of $1.00 per Common Share of the Company to shareholders of record on July 19, 2007.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2007

FOR	AGAINST	ABSTAIN
☐	☐	☐

IN WITNESS WHEREOF this Proxy was executed and shall be valid and effective exclusively at the General Meeting or any adjournment or adjournments thereof, provided no charges are made in the agenda, and shall otherwise terminate on December 31, 2007, 12:00 midnight.

Dated: ______________________________, 2007

____
Name of Shareholder

By: ______________________________
(Signature)
(See instructions for signatures in Proxy Statement

Name: ______________________________

Title: ______________________________

PLEASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.

▲ FOLD AND DETACH HERE ▲

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RECEIVED
2007 JUN 13 A 7:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETAIL HOLDINGS N.V. Exemption Number 82-5225

PROXY CARD

THIS PROXY is made by the Undersigned who is, as of the Record Date (May 31, 2007), the registered holder of _________ Common Shares (the "Shares") of Retail Holdings N.V. (the "Company"), a Netherlands Antilles corporation.

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on July 19, 2007 at 10:00 a.m., Netherlands Antilles time, at the offices of Citco Curaçao at Johan van Walbeeckplem 4, Curaçao, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice of convening the General Meeting and in the accompanying Proxy Statement, both dated June 1, 2007.

The Undersigned hereby appoints and designates any authorized signatories of Curaçao Corporation Company N.V. (the "Proxies"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity of Shareholder at the General Meeting to address the General Meeting and to vote on all his/her/its Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

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